UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number 001-41717

C3IS INC.

(Translation of registrant’s name into English)

331 Kifissias Avenue Kifissia 14561 Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form  40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Pricing of $6.0 Million Underwritten Public Offering

C3is Inc. (the “Company”) today announced the pricing of its underwritten public offering of 11,535,000 units at a public offering price of $0.52 per unit. Each unit consists of one common share (or pre-funded warrant in lieu thereof) and one Class F warrant to purchase one common share.

Each warrant will expire one (1) year from the date of issuance, will be immediately exercisable upon issuance at an initial exercise price of $0.52 per share, subject to adjustment on the second and fifth trading days following the closing of the offering to 70% and 50%, respectively, of the initial exercise price, and the number of common shares underlying the warrants will be proportionally increased. The warrants may also be exercised on a zero cash exercise option pursuant to which the holder may exchange each warrant for twice the number of common shares issuable on a cash exercise of the warrant.

Gross proceeds to the Company, before deducting underwriting discounts and commissions and other offering expenses, are expected to be approximately $6.0 million. The offering is expected to close on or about July 28, 2026, subject to the satisfaction of customary closing conditions.

Maxim Group LLC is acting as sole book-running manager in connection with the offering.

The Company has granted the underwriters a 45-day option to purchase up to an additional 908,765 common shares and/or additional warrants to purchase up to 908,765 common shares, at its respective public offering price less underwriting discounts and commissions.

A registration statement on Form F-1 (File No. 333-297627), as amended, was filed with the U.S. Securities and Exchange Commission (“SEC”) and became effective in accordance with Section 8(a) of the Securities and Exchange Act of 1933, as amended, on July 27, 2026.

This report shall not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

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This report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (Reg. No. 333-273306) filed with the Securities and Exchange Commission on July 18, 2023 and Registration Statement on Form F-3 (Reg. No. 333- 285135) filed with the Securities and Exchange Commission on February 21, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 27, 2026

C3IS INC.

By:	/s/ Nina Pyndiah
Name:	Nina Pyndiah
Title:	Chief Financial Officer